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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69882

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___01/01/2024___ AND ENDING ___12/31/2024___
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **OneChronos Markets, LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

110 Greene Street, Suite 1204
(No. and Street)

New York	NY	10012
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Olga Rip	804-588-5088	olga@onechronos.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Keiter

(Name – if individual, state last, first, and middle name)

4401 Dominion Blvd	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

10/22/2003	80
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, <u>Bernard Dan, CEO</u>, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>OneChronos Markets, LLC</u>, as of <u>12/31</u>, 2 <u>024</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _Bernard W_

Title: CEO

Notary Public ILLINOIS, DuPage   March 28th 2025

Official Seal
KALPIT JAYDEV THAKKAR
Notary Public, State of Illinois
Commission No. 1004366
My Commission Expires February 11, 2029

This filing contains (check all applicable boxes):**

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

OneChronos Markets, LLC

Statement of Financial Condition

December 31, 2024

With Report of Independent Registered Public Accounting Firm

SEC ID 8 - 69882

Filed as a PUBLIC DOCUMENT.

OneChronos Markets, LLC

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
OneChronos Markets, LLC
New York, New York

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of OneChronos Markets, LLC (the "Company"), as of December 31, 2024, and the related notes to the financial statement (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2018.

Glen Allen, Virginia
March 28, 2025

〉 **Certified Public Accountants & Consultants**
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

OneChronos Markets, LLC

Statement of Financial Condition
December 31, 2024

<u>Assets</u>

Cash and cash equivalents	$	6,353,458
Clearing deposit		150,000
Accounts receivable		4,533,326
Prepaid expenses and other assets		145,867
Total assets	$	11,182,651

<u>Liabilities and Member's Equity</u>

Liabilities:		
Accounts payable and accrued liabilities	$	3,198,622
Related party payable		1,590,549
		4,789,171
Member's equity		6,393,480
Total liabilities and member's equity	$	11,182,651

See accompanying notes to financial statement.

OneChronos Markets, LLC

Notes to Financial Statements

1.   **Organization and Business**

OneChronos Markets, LLC (the "Company"), a Delaware limited liability company, was organized on November 20, 2016 and is a wholly owned subsidiary of OCX Group, Inc. (the "Parent"). On July 9, 2018 the Company became registered with the Securities and Exchange Commission ("SEC") as a broker dealer and became a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Industry Protection Corporation ("SIPC"). The Company has been approved by FINRA to operate an alternative trading system ("ATS") for national market system ("NMS") securities.

2.   **Summary of Significant Accounting Policies:**

Basis of Accounting: The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

At December 31, 2024, 2 customers accounted for 40% of accounts receivable.

Accounts receivable: The Company follows the Financial Accounting Standards Board ("FASB") Accounting Standards Update ("ASU") 2016-13 - Current Expected Losses ("CECL") for determining future expected credit losses for financial assets measured at amortized cost, which includes accounts receivable, due from related parties, and certain off-balance sheet arrangements. The Company considers an allowance for credit losses based on factors surrounding the credit risk of customers, past events, current conditions, reasonable and supportable forecasts concerning the future, and other information.

The Company has no historical losses. There are no current indicators of non-receipt from customers. Due to these factors, management has determined that no allowance was considered necessary as of December 31, 2024.

Cash and Cash Equivalents: The Company considers all highly liquid instruments purchased with maturities of three months or less to be cash equivalents. Cash equivalents include an investment in a money market mutual fund of $6,253,457.

Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line method over the estimated useful lives of the related assets of 3 years. As of December 31, 2024, the Company has no net property and equipment.

2.   **Summary of Significant Accounting Policies, Continued:**

Fair Value of Financial Instruments: Cash, accounts receivable, prepaid expenses, and accounts payable and accrued liabilities approximate fair value due to their short-term nature.

Income Taxes: For federal, state and local income tax purposes, the Company is treated as a single member LLC. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

The Company follows the FASB guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance as of December 31, 2024. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates: The preparation of a financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

Leases: In accordance with ASU 2016-02 – Leases (Topic 842), the Company recognizes leases on the statement of financial condition with lease liabilities and corresponding right-of-use assets based on the present value of lease payments. The Company had not entered into any leases subject to this standard as of December 31, 2024.

Subsequent Events: Management has evaluated subsequent events through March 28, 2025, the date the financial statement was issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

OneChronos Markets, LLC

Notes to Financial Statements, Continued

3.   **Segment Information**

In November 2023, the FASB issued ASU 2023-07: Improvements to Reportable Segment Disclosures. This ASU, which amends Topic 820: Segment Reporting, improves disclosure requirements for reportable segments and enhances disclosures for companies with single reportable segments. The Company operates under a single operating and reportable segment that constitutes all of the entity. The description of the types of products and services from which the reportable segment derives its revenues as well as the accounting policies of the reportable segment are the same as those described in Note 1 "Organization and Business" and Note 2 "Significant Accounting Policies." The Company has identified the President of the Company as the chief operating decision maker who uses total assets, which is reported on the Statement of Financial Condition, to assess the performance and allocate resources. The Company adopted the standard on January 1, 2024.The Company's related party transactions are described in Note 4 "Related Party Transactions".

4.   **Related Party Transactions:**

The Company has entered into an Administrative Services and Expense Agreement with its Parent. Under the agreement, the Parent will provide certain administrative and support services to the Company and the Company may provide certain administrative and support services to the Parent. At December 31, 2024, the Company had a balance of $1,590,549 due to the Parent which is included in related party payable on the accompanying statement of financial condition.

The Company currently occupies office space leased by the Parent, the expense for which is allocated as part of the Administrative Services and Expense Agreement (the "Agreement"). Management has reviewed the Agreement and concluded the contract does not contain any leases under the scope of ASU 2016-02 – Leases (Topic 842).

5.   **Commitments and Contingencies**

The Company may, from time to time, be involved in judicial, regulatory and arbitration proceedings concerning matters arising in connection with the conduct of the Company's business. The outcome of such matters cannot be predicted with certainty. As of December 31, 2024, the Company was not named in any pending litigations and therefore did not have a litigation reserve.

At December 31, 2024, the Company had no commitment or guarantees outstanding.

OneChronos Markets, LLC

Notes to Financial Statements, Continued

6.   **Regulatory Requirements:**

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2024, the Company had net capital of $3,003,428, which was $2,778,430 in excess of required minimum net capital of $224,998. The Company's net capital ratio was 1.1 to 1.

The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to operating an ATS for NMS securities and it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).